Mail Stop 6010

March 26, 2008

Mr. Gerard A. Anderson
Chief Financial Officer
Plug Power Inc.
968 Albany-Shaker Road
Latham, NY 12110

      Re: Plug Power Inc.
            Form 10-K for the fiscal year ended December 31, 2006
            Filed March 16, 2007
            File No. 000-27527

Dear Mr. Anderson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief